Management’s Discussion and Analysis (“MD&A”)

For the year ended December 31, 2016

Dated: March 29, 2017

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2016

Quaterra Resources Inc. (“Quaterra” or the “Company”) is a copper exploration and development company with the current objective of advancing its copper projects in the Yerington District, Nevada, United States. The following Management’s Discussion and Analysis (“MD&A”) focuses on the financial condition and results of operations of the Company for the years ended December 31, 2016 and 2015. The MD&A is prepared as of March 29, 2017 and should be read in conjunction with the Quaterra’s audited consolidated financial statements for the years ended December 31, 2016 and 2015, together with the related notes thereto. The Company reports its financial position, financial performance and cash flows in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts contained herein are in U.S. Dollars, unless otherwise indicated. The Company is based in Vancouver, British Columbia, Canada and its common shares are listed on the TSX Venture Exchange (“TSXV”) under the symbol “QTA” and OTCQX Markets under the symbol “QTRRF”. Additional information related to Quaterra is available on the Company’s website at www.quaterra.com, on SEDAR at www.sedar.com or the United States Securities and Exchange Commission (“SEC”) website at www.sec.gov.

2016 Highlights

  From June 2014 to December 2016, Freeport-McMoRan Nevada LLC (“Freeport Nevada”) provided $12.15 million in funds to Quaterra subsidiary Singatse Peak Services LLC (“SPS”) with SPS receiving $5.075 million during 2016. These funds were made available in terms of an option agreement whereby Freeport Nevada can acquire an initial 55% interest in SPS by spending $40.75 million in three stages starting in June 2014. SPS used the funds for exploration of the Company’s 51-square-mile property in the historic Yerington Copper District of Nevada, including drilling, geophysical surveys, geologic mapping as well as land, water and minerals rights maintenance, compliance with environmental law and general administrative expenditures.

  In 2016, SPS completed an exploration drilling program at the Bear deposit, a large porphyry copper system on the Company’s Yerington property, which it commenced in August 2015. The program was funded with option payments by Freeport Nevada.

  The Bear program totalled 20,274.5 feet of drilling in six holes. Results from twin Hole B-048 supported historic assays from Hole 23B drilled in 1966 by the Anaconda Mining Company. Drilling results from holes B-049 to B-052 were successful in extending the Bear mineralization an additional 2,000 feet north-northeast by 3,000 feet northwest-southeast, with the average mineralized intercept in these four step-out holes averaging approximately 1,000 feet in thickness. The Bear deposit remains open in three directions and currently covers more than two square miles. (For details of drill results please see the Bear section below.)

  On April 15, 2016, Quaterra announced that Gerald Prosalendis had been named President and Chief Operating Officer of the Company. To accommodate this appointment, Thomas Patton resigned as President while retaining the positions of Chairman and Chief Executive Officer.

  On June 13, 2016, Quaterra and SPS announced they had reached an agreement with Freeport Nevada to extend Stage 2 of Freeport Nevada’s option to acquire an interest in the Company’s Yerington Copper Project for up to two additional years in return for Freeport Nevada making option payments totaling $5.75 million.

  During the two-year extension, SPS may propose special exploration programs, including work plans and budgets, to be undertaken with Freeport Nevada’s agreement under an annual drilling program. These programs can be funded by Freeport Nevada, at its discretion, through accelerated option payments.

  On July 14, 2016, Quaterra announced the sale of its remaining 35% participating interest in the Herbert Gold project, Alaska, to its joint venture partner Grande Portage Resources Ltd. On closing, Grande Portage issued to Quaterra 1,182,331 shares, among others. (Details of the transaction can be found below.)

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2016

  Also on July 14, 2016, Quaterra reported that the previously announced sale of its 50% interest in the Nieves project, Mexico, has been concluded with payment of the final $1.0 million tranche owing to Quaterra by Blackberry Ventures, I LLC (“Blackberry”). Quaterra no longer holds any interest in assets in Mexico.

  On October 4, 2016, Quaterra received a final payment of $500,000 from Freeport-McMoRan Mineral Properties LLC (“FMMP”) in terms of a 2014 agreement whereby FMMP acquired the remaining interests in three of the Company’s non-core copper and molybdenum properties for $5.0 million.

  On October 14, 2016, Quaterra announced that, at the request of the Company, its former auditor, Smythe LLP resigned as auditor effective October 7, 2016, and PricewaterhouseCoopers LLP (“PwC”) had been appointed as the successor auditor effective the same day. In accordance with National Instrument 51-102, the Company has filed a Change of Auditor Notice on SEDAR, together with letters from Smythe and PwC, each confirming that it is in agreement with the statements contained in the notice, as applicable. There were no reportable events as defined in NI 51-102 between Smythe and the Company.

  Following the conclusion of the Bear drilling program, SPS began identifying and prioritizing targets for the next phase of exploration and drilling at Yerington. This work included assessing data from the 2015-16 drill program and geophysical surveys and geologic mapping to locate potential open-pitable targets and possible areas of higher-grade mineralization on the Company’s 51-square mile land package.

  In late 2016, SPS compiled work plans and budgets for a drill program at Yerington which it presented to Freeport Nevada for assessment and consideration.

  On January 19, 2017, Quaterra announced a 2017 drill program that would test targets throughout the Company’s Yerington land package. Freeport Nevada agreed to make accelerated option payments of up to $1.5 million that SPS intends to use to fund the program.

  On March 29, 2017, Quaterra announced that the 2017 drill program had commenced.

Overview of Business

Quaterra is a copper exploration company currently focused on exploring and advancing its copper properties in the historic Yerington Copper District, about 70 miles southeast of Reno, Nevada. Its Yerington assets consist of the Yerington pit sulfide and oxide deposit previously mined by Anaconda; the MacArthur oxide and sulfide deposit; the Bear porphyry copper deposit; and several untested exploration targets. Quaterra’s 51-square-mile land package is situated in a mining-friendly jurisdiction with a history of copper production and good infrastructure. It also owns valuable water rights in the district. At December 31, 2016, Quaterra has invested some $39.6 million in the Yerington District since 2006 and has released NI 43-101-compliant oxide and sulfide resources at both MacArthur and Yerington, and a preliminary economic assessment at MacArthur. Quaterra’s Yerington assets are held in wholly-owned subsidiary SPS.

In June 2014, Quaterra and SPS entered into a three-stage option agreement with Freeport Nevada whereby Freeport Nevada can earn an initial 55% interest in SPS by providing $40.75 million in option payments to SPS ($12.15 million has been provided as of year-end 2016). SPS remains operator of the Yerington project until Freeport Nevada earns a 55% interest. Freeport Nevada is wholly-owned subsidiary of Freeport Minerals Corporation, which in turn is a wholly-owned subsidiary of Freeport-McMoRan Inc. (NYSE:FCX).

In June 2016, Stage 2 of the Freeport Nevada agreement was extended for up to two additional years in return for Freeport Nevada making option payments totalling $5.75 million: $1.8 million on June 13, 2016 (received); $1.25 million on December 13, 2016 (received); $1.35 million on June 13, 2017; and $1.35 million on December 13, 2017. SPS is using these option payments for property maintenance, G&A, and environmental compliance.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2016

During the two-year extension period, SPS may propose special exploration programs to be undertaken with Freeport Nevada’s agreement under an annual drilling program. These programs can be funded by Freeport Nevada, at its discretion, through accelerated option payments. The Stage 2 extension option payments and any accelerated option payments will reduce the payments required for Freeport Nevada to earn its initial 55% interest in SPS.

Freeport Nevada has elected to make an accelerated option payment of $1.5 million that SPS is using for the current drilling program described below. This is in addition to the option payment received in December 2016. Freeport Nevada has the right to terminate the agreement at any time with 60 days’ notice.

Under the terms of the original option agreement, Freeport Nevada can earn a further 20% in SPS (increasing its holding to 75%) by spending an additional $97.85 million or by funding a feasibility study, whichever comes first.

Corporate Strategy and Outlook

Quaterra is first and foremost a copper exploration company with the goal of identifying and acquiring projects capable of becoming world-class assets. It uses a number of filters when assessing exploration opportunities and narrowing them down to those that have the potential to become mines. Projects should have the prospect of hosting large mineral deposits that would, if proven, be attractive to major mining companies. They must be located in stable political jurisdictions that are mining friendly and where it is feasible to permit, develop and build a mine. Quaterra has a preference, though not precondition, for properties that can be moved to a drill-ready stage relatively quickly through previous geophysical, geochemical and geological work. Where possible, the company also looks for partnerships with local teams and experts who have demonstrated exploration success and good relationships with surrounding communities and governance authorities.

In the severe downturn of the past five years, Quaterra has continued to execute its mission of discovery by selling non-core assets to build cash reserves, and by negotiating an option agreement with Freeport Nevada to fund work at Yerington. The sale of Herbert Gold, Nieves and three other copper and molybdenum properties represent the conclusion of Quaterra’s strategy to dispose of non-core assets. This effort was largely driven by a need to build sufficient cash reserves to run its business.

Over the past two years, Quaterra’s subsidiary SPS has been able to conduct a 20,275-foot six-hole exploration drilling campaign, geophysical surveys, desktop studies and groundwork at Yerington without immediate dilution to Quaterra shareholders or in the project. SPS’s efforts at Yerington are ongoing. It has recently identified compelling targets for the next phase of drilling and in March 2017 commenced a new drill campaign to test these targets. Quaterra believes that a significant discovery could be a catalyst for the development of Yerington into a long-life, district-scale mining complex. SPS continues to initiate and self-fund desktop studies to assess the over-all development prospects at Yerington, and surface work including geologic mapping and geophysical surveys to better understand the property’s potential and to assist in future drill site selection.

The 2017 drill program will test targets throughout the Company’s 51-square-mile land package. Targets have been selected on the basis of geology, geophysical surveys, previous drilling results, and a recently completed induced polarization (IP) survey totaling 34 line kilometers. Drilling will include both reverse circulation (RC) and core, with Layne Christensen Company, Chandler, Arizona, providing both drill rigs. Holes will be started using RC and completed with core.

A number of holes will be drilled to test new targets in and around the Yerington pit and in the MacArthur mine areas. At least two holes will test targets outside of known mineralized areas in the north and east parts of the property.

Freeport Nevada has made an accelerated option payment of $1.5 million that SPS is using for the 2017 drilling program. This is in addition to an option payment in December 2016 of $1.25 million by Freeport Nevada is being used for property maintenance, G&A and environmental compliance.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2016

As part of its mandate for discovery, Quaterra continues to identify and assess exploration opportunities using the filters mentioned above, provided they can be acquired on reasonable terms, and without the obligation of long-term financial commitments. The ongoing focus on exploration opportunities has recently been reinforced by indications that the prolonged downturn in commodity markets may be easing, with a resultant improvement in the price of copper, Quaterra’s key underlying commodity.

Mineral Properties

Since incorporation, the Company has been engaged in the acquisition and exploration of mineral properties in North America.

Acquisition and exploration costs totaling $4,820,697 were costs incurred during the year ended December 31, 2016, comprised of: $279,573 at MacArthur, $672,627at Yerington, $3,716,715 at Bear, and $151,782 at Wassuk.

The increase in acquisition and exploration costs during the year ended December 31, 2016 compared to the year ended December 31, 2015 was primarily related to the completion of the drill program on the Bear deposit.

All project maintenance costs associated with the Company’s Yerington properties are currently being funded by Freeport Nevada’s option payments under the terms of the Option Agreement.

The Yerington Project, Nevada

Quaterra’s Yerington Project, located in the historic Yerington Copper District about 70 miles southeast of Reno, Nevada, consist of the Yerington pit oxide-sulfide deposit previously mined by the Anaconda Mining Company; the MacArthur oxide and sulfide deposits; Bear porphyry copper deposit and a number of untested exploration targets. Quaterra’s 51-square-mile land package is situated in a mining-friendly jurisdiction with a history of copper production and good infrastructure. It also owns valuable water rights in the district.

a. Yerington Pit Deposit

The Yerington pit deposit refers to the former Anaconda mine site, a large partially mined porphyry copper system that includes the Yerington mine and a portion of the Bear copper deposits. The Anaconda Company conducted open pit mining from 1953 to 1978, producing 1.75 billion pounds of copper from first oxide, and later, sulfide ores. The Atlantic Richfield Company bought the Anaconda Company in 1977 and terminated work on the site shortly thereafter.

Copper mineralization occurs as primary sulfides below the Yerington pit and in the Bear deposit and as acid-soluble copper oxides and chalcocite around the Yerington pit margins. The Yerington deposit has potential for additional resources. Historic and current drilling data indicate that limits to copper mineralization at the Yerington Mine have not yet been established, either horizontally or vertically. Additional exploration and in-fill drilling is required to expand and upgrade the copper resources in the pit area to below the 3,000 feet level where only four historic holes have explored the deep vertical projection of mineralization.

Quaterra’s subsidiary, SPS, purchased the Anaconda properties along with the appurtenant ground water rights in 2011. SPS owns a total of 8,621 acre-feet/year of primary ground water rights which have senior priority standing, and are specifically permitted for mining and milling.

After a technical review of all available historical information, SPS commenced exploration on the Yerington copper project with a drilling program comprising 21,887 feet in 42 holes during the last half of 2011.

Tetra Tech completed a mineral resource estimate and independent NI43-101 technical report update for the mineralization in and around the historic Yerington Mine in November 2013 which supersedes its previous report completed in February 2012. The updated resource is based upon an additional 232 historic Anaconda holes unavailable when the previous report was completed. Over 800 drill holes have been drilled on the property.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2016

These additional holes are well distributed throughout the deposit and provide infill and extensional information to the previously used data, allowing upgrades in classification, improved grade estimates and a new resource definition.

In September 2012, SPS reached a voluntary agreement with the U.S. Environmental Protection Agency (EPA) to participate in upgrading the system which manages fluids from the historic mining operation at the Yerington mine site. In exchange for SPS’s participation in this work, the Company obtained a site-wide ‘Covenant Not to Sue’ for the contamination left at the site by former owners and operators of the historic mine operations.

The agreement provides for immediate environmental improvements to the site and allows SPS to continue exploration at the site while working cooperatively with the EPA, Nevada Division of Environmental Protection and the community. The Agreement’s ‘Covenant Not to Sue’ strengthens SPS’s ‘Bona Fide Prospective Purchaser Defense’ against liability resulting from the contamination at the site prior to SPS’s purchase.

The first phase of the fluid management project was completed in Q4 of 2012. The Company co-funded the repairs to the on-site fluid management system (FMS) by the EPA as well as the relining of one of the system ponds. During Phase 2 of the project, the Company completed a study of the FMS to determine what additional repairs or other modifications are necessary to ensure that the system is capable of handling the fluids from the former mine operations for a period of five years. The Study was completed by the Company’s contractor in June 2013. EPA decided not to implement the five-year capacity alternative recommended in the Study. Rather, EPA decided to build new ponds to address the FMS capacity issues.

The Company decided not to fund construction of the additional ponds. Rather, the Company agreed to provide property at the site to construct the new ponds.

In September 2014, SPS submitted to EPA a Final Report that documented the work SPS performed under the EPA Agreement. On January 7, 2015, the EPA issued a Notice of Completion to SPS confirming that the obligations of the Work to Be Performed and the Payment of Response Costs sections of the Settlement Agreement had been met. With the issuance of the Notice of Completion, SPS believes it does not have further obligations under the Agreement, except for those as a landowner and as a Bona Fide Prospective Purchaser.

In December 2015, the EPA sent a request to the Nevada Governor seeking the State’s support for listing the Anaconda-Yerington Mine Site on the EPA National Priorities List or “NPL”. EPA is considering an NPL listing at this time as a mechanism to provide federal funds for remediation of contamination of the site left by former owners Arimetco Inc. This portion of the Site is referred to as Operable Unit 8 (OU8) and is an unfunded liability due to Arimetco’s bankruptcy. The Governor has responded to the EPA noting that the State will not object to the initiation of the listing process.

On September 9, 2016, via publication in the Federal Register, the EPA proposed 10 new sites for NPL listing. The Anaconda Copper Mine in Yerington Nevada was one of those ten sites proposed for listing. EPA has proposed to list the entire Site despite the fact that there is a responsible party, Atlantic Richfield Company, which has and continues to perform its obligations at the Site. SPS has a ‘Covenant Not to Sue’ with the EPA, and believes it qualifies for the ‘Bona Fide Prospective Purchaser Defense’ to CERCLA liability. The existing contamination at the Site, other than that for which EPA seeks the listing is the responsibility of the Atlantic Richfield Company which has been working with EPA to study the contamination, design remedial activities and implement remediation at the Site. SPS’s work program at the Bear was not affected by the EPA proposed listing of the Site. Also, SPS does not believe that an NPL listing precludes advancing mineral exploration and development at the Site. Only the Yerington Mine Site falls within the area of the proposed NPL listing; the Company’s other targets in the district occur outside the area of the proposed listing.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2016

b. The MacArthur Deposit

The Company’s 100%-owned MacArthur deposit is an acid-soluble copper deposit located 70 miles southeast of Reno, Nevada. Exploration drilling began in April 2007 and as of March 2015 a total of 204,700 feet of drilling in 401 holes had been completed on the property. The drilling program has delineated a widespread zone of acid-soluble oxide copper overlying secondary chalcocite mineralization and primary copper mineralization that may be related to a major porphyry copper system.

M3 Engineering & Technology Corp. of Tucson, Arizona, completed a preliminary economic assessment (“PEA”) for the MacArthur project on May 23, 2012. The PEA was amended and restated on January 27, 2014. The study concluded that the project has potential for development as a large-scale copper oxide heap leach operation that would provide long-term cash flows for a relatively modest capital outlay.

The MacArthur PEA should not be considered to be a pre-feasibility or feasibility study as the economics and technical viability of the Project have not been demonstrated at this time. A PEA is preliminary in nature and includes inferred mineral resources that are considered too geologically speculative at this time to have economic considerations applied to them to be categorized as mineral reserves. Thus, there is no certainty that the production profile concluded in the MacArthur PEA will be realized. Actual results may vary, perhaps materially.

c. Bear Deposit

A portion of the Bear deposit lies on the northeast portion of the Yerington Mine property that was acquired with the SPS purchase of Arimetco’s assets from bankruptcy court. In December 2013, Quaterra announced the signing of four option agreements totaling 1,305 acres of private land north and east of the Yerington Mine Site that covers additional portions of the Bear copper deposit. In May 2015, SPS entered into an option agreement to acquire a fifth property covering approximately 1,050 acres of additional private land covering a portion of the Bear Deposit. Under the terms of the five option agreements SPS has an exclusive right to acquire these properties with all mineral rights and certain water rights, and to explore these parcels.

The Bear deposit was discovered in 1961 by Anaconda condemnation drilling in the sulfide tailings disposal area and was further delineated in the 1960s and 1970s. Currently the deposit is open in several directions and, until recently, was never consolidated under a single owner. In 2013 and 2015, SPS consolidated key acreage over the Bear. A part of SPS’s acquired acreage was not previously accessible for exploration and is adjacent to the highest-grade mineralization discovered during previous exploration of the area.

Historical information compiled for the Bear deposit includes 126,400 feet of drilling in 49 drill holes that define a mineralized system covering an area of at least two miles square. The portion controlled by Anaconda in the 1960s covered approximately 25% of this area and includes an estimated 500 million tons of mineralized material averaging 0.40% copper (Dilles and Proffett, 1995). The Bear tonnage and grade estimate is historic in nature. A qualified person has not done sufficient work to classify this historic estimate as a current mineral resource and Quaterra does not treat it as such. In order to do so, this estimate will have to be confirmed by additional drilling.

The Bear deposit is a large, structurally complex porphyry copper system that occurs below 500 to 1,000 feet of valley fill and volcanic rocks of Tertiary age. Mineralization occurs predominantly in quartz monzonite, border phase quartz monzonite, and quartz monzonite porphyry dikes of Jurassic age. There does not seem to be any relation between the Jurassic rock type and the sulfide occurrence. Copper mineralization occurs most commonly as chalcopyrite with minor bornite within platings and veinlets of fresh feldspar and shreddy biotite. Copper oxide mineralization is not present and only minor occurrences of chalcocite have been noted. Molybdenite is a common sulfide within the deposit, usually occurring with the best copper mineralization. However, only about 20% of the historic core samples have been analyzed for molybdenite and more studies are necessary to better understand its average grade and distribution.

On August 13, 2015, the Company commenced an exploration drilling program at the Bear which it funded with Freeport Nevada option payments. The drilling program was designed to assess historic assay results and determine geological controls for higher-grade mineralization. A magneto telluric (MT) geophysical survey was also carried out over the Bear target area to assist in drill site selection.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2016

Assays from the three holes completed in 2015 were released sequentially on November 17, December 23, 2015 and February 8, 2016. (Please see press releases on the Company website corresponding to these dates for more detailed information on the six drill holes.) Highlights of the first hole B-048, drilled vertically, include an intercept of 1,157.5 feet of 0.42% copper starting at 1,573 feet including 123.6 feet higher grade mineralization beginning at 2,588.5 feet averaging 1.07% copper, 0.03% molybdenum, 0.036 ppm gold, and 0.9 ppm silver. (Drill intercepts of all the holes are based on actual core lengths and may not reflect the true width of mineralization.) Hole B-048 was a twin of the Anaconda Mining Company’s historic hole 23B drilled in 1966. A second vertical hole, B-049, intercepted 1,138 feet of 0.26% copper beginning at a depth of 1,588 feet. Higher-grade mineralization was restricted to narrow zones varying from three to 5.5 feet in width. The second hole extended an already large mineralized system an additional 779 feet to the north. The third vertical drill hole, B-050, intercepted 521.9 feet of 0.36% copper beginning at 2,429.2 feet. It included 6.1 feet 1.91% copper, 0.22 ppm gold and 5.7 ppm silver starting at 2,330.5 feet.

On April 6, Quaterra and SPS announced the results from Hole B-051, the fourth core hole of the program. Hole B-051, drilled vertically to a depth of 3,878 feet, intercepted 1,483.3 feet (452.1 meters) of 0.26% copper beginning at a depth of 2,191.2 feet. Included within this interval is 1,213.8 feet (370.0 meters) of 0.30% copper starting at 2,191.2 feet. Several narrower intervals contain >0.40% copper with anomalous gold and molybdenum. Hole B-051 is a significant step-out from the nearest hole, B-049, approximately 1,150 feet to the west. The thickness of the mineralized intercept in B-051 is larger than those in the three previous holes of the drilling program. Bornite also is more common, occurring with chalcopyrite and molybdenite in quartz-sulfide veins, veinlet swarms and stockworks. The quartz-sulfide veins appear to correlate with higher gold and molybdenum values found in B-051 compared to the three previous drill holes. The interval 3,253 to 3278 feet averaged 0.43% copper, 182 ppm molybdenum and 0.12 ppm gold over 25 feet; the interval 2,218 to 2,241.9 feet averaged 445 ppm molybdenum over 23.9 feet.

On May 24, Quaterra and SPS announced results from Hole B-052, the fifth core hole. Hole B-052, drilled vertically to a depth of 3,468 feet, intercepted two zones of 0.4% copper, the first of 43 feet (13.1 meters) with 201 ppm molybdenum starting at 2,508 feet and another of 29 feet (8.8 meters) starting at 2,667 feet. Overall, the hole intercepted 666.2 feet (203.1 meters) of 0.14% copper mineralization beginning at a depth of 2,081.3 feet.

On June 9, 2016, Quaterra and SPS announced results from the sixth and final drill hole of the Bear drill program. Hole GHH-001 is located in Ground Hog Hills, an area with no historic drilling about 6,000 feet south of previous SPS holes. It was drilled vertically to a depth of 2,017.5 feet and cased for possible future deepening. Sporadic zones of copper mineralization were intersected which are interpreted as an extension of Bear mineralization to the north. Mineralization included 10 feet of supergene enriched chalcocite mineralization averaging 0.33% copper beginning at a depth of 230 feet and 30 feet of oxide copper averaging 0.15% copper beginning at 350 feet. Core drilling below 400 feet intersected primary chalcopyrite mineralization, including 128 feet of 0.21% copper and narrow, widely spaced sulfide veins containing elevated to highly anomalous antimony, arsenic, cobalt, zinc, molybdenum, gold, silver and copper averaging greater than one per cent. This mineralization occurs within a propylitically altered cap interpreted to overlie potassically altered copper mineralization at depth.

The Bear system remains open in three directions. Copper mineralization is overlain by ubiquitous propylitic alteration with moderate to strong phyllic alteration, often laced with tourmaline veining and flooding. Significantly higher grades, if present, will most likely be found where quartz monzonite is cut by quartz monzonite porphyry dikes as occurs at the nearby Yerington mine.

Herbert Gold Project, Alaska

On July 14, 2016, Quaterra announced the sale of its 35% participating interest in the Herbert Gold project, Alaska, to its joint venture partner Grande Portage Resources Ltd. On closing, Grande Portage issued to Quaterra 1,182,331 shares, equal to 9% of its issued and outstanding common shares. In addition, Grande Portage will allot and deliver to Quaterra within five business days of a financing or financings totaling up to $1 million that number of additional shares required to maintain Quaterra’s interest at 9%. Grand Portage will also pay Quaterra $250,000 within 90 days of receipt of a feasibility report for the property or in event of a change of control or sale. Grande Portage will assume any and all obligations related to Quaterra’s participating interest under the JV agreement.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2016

Nieves Silver Property, Mexico

On December 29, 2014, the Company entered into an agreement respecting the sale of its 50% indirect interest in the Nieves silver property in Zacatecas State, Mexico, to its joint-venture partner Blackberry Ventures I, LLC for $4.0 million. Under the terms of the agreement, the purchase price was payable in four payments of $1 million each over 15 months, with each payment earning Blackberry an additional 12.5% interest in the project. All costs for maintaining and exploring the Nieves Property were the sole responsibility of Blackberry, with no dilution to Quaterra, through the end of 2015 or until Blackberry completed the acquisition, whichever was earlier. Upon closing, Blackberry would become the operator of the Nieves Property. In the event that Blackberry subsequently sold the property, Quaterra would receive 5% of the future net sale price. In addition, Quaterra agreed to transfer its Americas claims in Durango State, Mexico, adjacent to Hecla Mining’s San Sebastian project, to Blackberry. The Blackberry Agreement was subsequently amended by agreements dated September 1, 2015, November 12, 2015 and February 26, 2016 to reduce the purchase price by $500,000, increase Quaterra’s portion of the future net sales price from 5% to 7.5% and to extend the final closing date to June 1, 2016. On June 30, 2016, Quaterra concluded the sale of its 50% interest in the Nieves project with receipt of the final $1.0 million tranche owing to Quaterra by Blackberry. Quaterra no longer holds any interest in assets in Mexico.

Copper and Molybdenum Properties

On October 3, 2014, the Company completed a sale of its residual interests (including royalties in three non-core copper and molybdenum assets: Butte Valley, Nevada; SW Tintic, Utah; and Cave Peak, Texas) to Freeport-McMoRan Mineral Properties Inc. (“FMMP”) for $5.0 million. $1.0 million of the Purchase Price was paid at closing with the balance payable to the Company in $500,000 quarterly increments commencing January 1, 2015, for eight consecutive quarters. On October 3, 2014, the Company issued 19 million common share purchase warrants to FMMP. Each warrant entitles FMMP to purchase one common share of the Company at a price of $0.16 per share for five years, subject to vesting and termination provisions corresponding to the payment of the Purchase Price in tranches.

On October 4, 2016, Quaterra received a final payment of $500,000 from FMMP in terms of the 2014 agreement. No further funds are owed.

Review of Operations and Financial Results

Year ended December 31, 2016

For the year ended December 31, 2016, the Company incurred a net loss of $1.86 million (2015 – $3.1 million). Both years are significantly affected by the non-cash fair value calculations on derivative liabilities in addition to the write-down of mineral properties and disposal of assets in 2016.

Excluding non-cash items, general administrative expenses decreased by $0.45 million mainly due to the reduction in personnel costs which were partially offset by higher administration and general office expense due to the expensing of insurance premium paid in 2016.

Professional fees decreased as a result of decreased legal fees related to the Stage 2 election under the Option Agreement with Freeport Nevada during 2015. Personnel costs were lower in 2016 due to the management change in the 2nd half of 2015. Higher consulting in 2015 was related to consulting services for corporate development and implementation of financing and communication strategies.

Certain warrants, including those denominated in a currency other than the Company’s functional currency are deemed to be a derivative liability and must be valued at fair value on each reporting date. Any fair value changes are recorded to profit and loss. Due to the fluctuation of the Company’s share price, a $0.45 million gain was recorded in 2016 (2015 - $1.2 million loss).

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2016

The Company evaluates the carrying value of each of its assets at the end of each reporting period or upon a triggering event that may identify an impairment of a property’s value. During the year ended December 31, 2016, the Company had no plans to conduct exploration activities on Herbert Gold and sold it for 1.18 million shares of Grande Portage. $1.48 million impairment primarily due to this sale was recorded in net loss.

General exploration costs represent expenditures to undertake and support exploration activities on the Company’s properties, including costs incurred after impairment or costs the Company may incur prior to acquisition of a mineral property. In addition, if the expenditures are deemed not to be specifically related to individual properties or not recoverable, they are expensed as incurred.

A comparative of the changes in expenditures is listed below:

			Increase
	2016	2015	(decrease)
	$	$	$
General administrative expenses
Administration and general office expense	300	274	26
Consulting	92	160	(68)
Depreciation	14	10	4
Investor relations and communications	69	72	(3)
Personnel costs	419	720	(301)
Professional fees	199	275	(76)
Share-based payments	136	208	(72)
Transfer agent and regulatory fees	43	63	(20)
Travel and promotion	70	78	(8)
	(1,342)	(1,860)	(518)

Exploration partner fees	25	25	-
Fair value gain (loss) on derivative liability	454	(1,207)	(1,661)
Foreign exchange gain	23	70	47
General exploration costs	(6)	(18)	(12)
Gain (loss) on disposal of assets	536	(42)	(578)
Impairments	(1,480)	-	1,480
Interest expense	(75)	(72)	3
	(523)	(1,244)	(721)
Net loss for the year	(1,865)	(3,104)	(1,239)

Three months ended December 31, 2016

For the three months ended December 31, 2016, no significant transactions occurred other than the extension of the expiry date for the $0.5 million convertible notes to January 2, 2018 from January 2, 2017.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2016

Selected Annual Information

	December 31,
	2016	2015	2014
Financial performance
Total income	$-	$-	$20
Net loss for the year	(1,865)	(3,104)	(2,140)
Basic and diluted loss per share	(0.01)	(0.02)	(0.01)
Financial position
Working capital (deficiency)	5,656	5,171	3,234
Total assets	34,514	36,957	37,837
Non-current liabilities	938	1,392	1,682
Cash dividends declared	-	-	-

Quarterly Information Trends

The Company’s results have been largely driven by the level of its property holding costs, exploration activities and recoveries from partners. The Company has had no revenue from mining operations since its inception. Major variations in costs are summarized below:

  Significant increases and decreases quarter to quarter in the Company’s stock price can have a significant impact on the value of the derivative liabilities issued by the Company in conjunction with debt and equity instruments.
  Expenditures incurred by the Company relating to its Yerington Assets are capitalized and funded by Freeport Nevada under the Option Agreement. As a result, the carrying value of exploration and evaluation assets do change significantly.
  Foreign exchange gains and losses arise because the Company conducts certain of its activities and holds financial assets in U.S. Dollars and Canadian dollars, and reports its financial results in U.S. Dollars.
  Share-based payments can vary widely from quarter to quarter based on the timing, amount and tenure of stock option awards.
  Interest earned and financing costs vary based on the timing, type and amount of debt and equity placements and resultant fluctuations in cash.

The following table sets out the quarterly financial information for each of the last eight quarters:

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2016

	Q4'16	Q3'16	Q2'16	Q1'16	Q4'15	Q3'15	Q2'15	Q1'15
	$	$	$	$	$	$	$	$
Administration and general office	(151)	(303)	(440)	(312)	(382)	(384)	(543)	(343)
Share-based payments	-	-	(136)	-	-	(196)	(2)	(10)
Exploration partner fee	-	-	-	25	-	25	-	-
Fair value gain (loss) on derivative liability	(234)	(43)	-	731	(351)	465	(1,589)	268
Foreign exchange gain (loss)	35	(44)	56	(24)	2	25	(10)	53
General exploration costs	19	(20)	7	(12)	(2)	(8)	(4)	(4)
Gain on sale of mineral properties	-	81	112	343	-	-	-	-
Impairments of mineral properties	-	(34)	(1,446)	-	-	-	-	-
Interest income (expenses)	-	(64)	37	(48)	(11)	(25)	(20)	(16)
Net income (loss)	(331)	(427)	(1,810)	703	(744)	(98)	(2,168)	(52)
Basic loss per share	-	-	(0.01)	-	-	-	(0.01)	-

Liquidity and Capital Resources

Cash and cash equivalents were $6.65 million at December 31, 2016 compared with $4.55 million at December 31, 2015. The Company believes it has sufficient cash to maintain its operations in the next 12 months.

The increase in cash and cash equivalents of $2.14 million was due to net cash used in operations of $1.02 million being more than offset by net cash provided by investing activities of $3.3 million, plus foreign exchange effect on cash.

Net cash provided by investing activities of $3.3 million consists of option payments $5.075 million received from Freeport Nevada, cash instalments of $2.0 million from FMMP related to a mineral property sale entered into in October 2014, and $1.0 million from the final tranche of the Nieves sale agreement with Blackberry entered into in December 2014. All installments were completed in the fiscal year 2016. Cash provided by investing activities was primarily used in exploration activities of $5.15 million including the Bear deposit drilling program, mineral property maintenance, and general support in Yerington.

Net cash provided by financing activities was nil in the year-end December 31, 2016. The Company borrowed $500,000 from Freeport Nevada bearing an interest rate of 5% in May 2015 to facilitate a property acquisition. In the event Freeport Nevada terminates the Option Agreement, the $500,000 along with interest is due 180 days after such a termination notice from Freeport Nevada.

Funds received from assets sales have been used in working capital for corporate activities and expenses.

$500,000 convertible note was fully converted to 6,609,000 shares as of February 28, 2017 at rate of CAD$0.10 per share. The Company settled interest payments by issuing additional 880,898 shares and paid $53,310 in cash.

Accounts payable and other accrued liabilities were incurred at market rates with arm’s length third party suppliers, primarily for goods and services related to the Company’s exploration of its Yerington Assets, and also for professional fees and other overhead expenses incurred in the normal course of operations. The Company is not aware of any contingencies as at December 31, 2016.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2016

Related Party Information and Commitments

Manex is a private company controlled by the Corporate Secretary of the Company. It provides head office premises at CAD$8,000 per month and general corporate services to the Company at CAD$5,000 per month expiring August 31, 2017. The Company may cancel the corporate services with a 30-day notice while the office space requires a payment of the lesser of CAD$96,000 or the remaining term of the service agreement.

As of December 31, 2016, the Company had a total of CAD$64,000 in commitments related to its Vancouver office premises.

Outstanding Share Data

As at March 29, 2017, 200,969,314 common shares were issued and outstanding, 54,531,000 warrants were outstanding at a weighted exercise price of $0.14, and 15,610,000 stock options were outstanding at weighted average exercise price of CAD$0.16 and weighted contractual life of 2.2 years.

Off Balance Sheet Arrangements

None.

Disclosure on Internal Controls

Management is responsible for designing, establishing, and maintaining a system of internal control over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in Canada.

Because of its inherent limitations, ICFR may not prevent or detect all misstatements. Furthermore, projections of any evaluation of effectiveness to future years are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Chief Executive Officer and the Chief Financial Officer assessed the effectiveness of the Company’s ICFR as at December 31, 2016. In making this assessment, the Company’s management used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its 2013 Internal Control-Integrated Framework. Based on its assessment, management has concluded that, as at December 31, 2016, the Company’s internal control over financial reporting was effective.

The Audit Committee of the Company has reviewed this MD&A, and the audited consolidated financial statements for the period ended December 31, 2016, and the Board of Directors approved these documents prior to their release.

Changes in Accounting Policies

The significant accounting policies applied in preparation of the financial statements are consistent with those applied and disclosed in the Note 2 of the Company’s 2016 audited consolidated financial statements.

Adoptions of new standards and amendments to existing standards have had no material impact on the Company’s financial position or financial performance.

Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2016

Significant estimates and assumptions about the future and other sources of estimation uncertainty that management has made could result in a material adjustment to the carrying amounts of assets and liabilities in the event actual results differ from assumptions made. These assumptions relate to, but are not limited to: the determination of environmental obligations; the recoverability of capital assets and product development; the amortized cost of the long-term borrowing calculated using the effective interest rate method; the assumptions used in the determination of the fair value of stock-based compensation; convertible note and derivative liability. Please refer to Note 2 of the Company’s 2016 audited consolidated financial statements for a description of the critical accounting estimates and judgment.

Financial Instruments

The Company has designated its cash and cash equivalents, amounts dues, marketable securities, accounts payable and accrued liabilities, loan payable and derivative liabilities as financial instruments.

Derivative liability is measured at fair value and categorized in Level 3. The fair value of the derivative liability is based on the Black-Scholes option pricing model as determined at the reporting date. The rest of the financial instruments approximate their fair values due to their short-term nature. The carrying values of the reclamation bonds approximate their fair values, as these balances are redeemable on demand.

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from financial instruments.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties, each of which could have an adverse effect on the results, business prospects or financial position.

The Company’s securities should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in the Company’s regulatory filings prior to making an investment in the Company. For a comprehensive list of the risks and uncertainties applicable to the Company, please refer to the section entitled “Risk Factors” in the Company’s most recent Form 20-F which is available on the Sedar website at www.sedar.com and SEC website at www.sec.gov.

Forward-Looking Statements

Certain statements made and information contain “forward-looking statements” within the meaning of the United States Private Securities Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “Forward-Looking Statements”).

All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will, may, could or might occur in the futures are Forward-Looking Statements. The words such as “believe”, “anticipate”, “expect”, “estimate”, “strategy”, “plan”, “intend”, “may”, “could”, “would”, “should”, or similar expressions are intended to identify Forward-Looking Statements.

These Forward-Looking Statements include, but are not limited to:

  planned exploration drilling and geological and geophysical related activities;
  the potential impact of future exploration results on copper projects in Yerington district;
  mineral resource estimates;
  preliminary economic assessments of mineral projects including assumptions and estimates used therein;
  future metal prices and foreign exchange rates;

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2016

  the Company’s ability to obtain additional financing on satisfactory terms;
  future source of liquidity, cash flows and their uses; and
  potential changes in the ownership structures of the company’s projects.

Forward-looking statements are subject to risks and uncertainties which could cause actual events or results, such as, among other things, results of exploration, reclamation, capital costs, and the Company’s financial condition and prospects to differ from those reflected in Forward-Looking Statements. These risks and uncertainties include without limitation:

  the Company’s ability to finance the continued exploration of mineral properties;
  the Company’s history of losses and ability to continue as a going concern;
  the lack of proven mineral reserves or probable mineral reserves;
  uncertainty that there will be any production at the Company’s mineral exploration properties;
  decreases in resource estimates and preliminary economic assessments resulting from updated testing; changes in methodology in modeling resources, and technical analysis;
  failure of the Company or its joint venture partners to fund their pro-rata share of funding obligations;
  the impact of governmental regulations, including environmental regulations; and
  commodity price fluctuations.

This list is not exhaustive of the factors that may affect the Company’s Forward-Looking Statements.

Although the Company has attempted to identify risks and uncertainties that may cause actual actions, events or results to differ materially from those described in Forward-Looking Statements, there may be other factors that cause actual results, performances, achievements or events to not be as anticipated, estimated or intended. Also, many factors are beyond the Company’s control. As actual results and future events could differ materially from those anticipated in Forward-Looking Statements, readers should not place undue reliance on such statements.

The forward-looking statements contained in this MD&A are based on the beliefs, expectations, and opinions of management on the date the statements are made. The Company undertakes no obligation to update any forward-looking statement should circumstances or estimates or opinions change, except in accordance with applicable securities laws.

Note to U.S. Readers

The Company uses Canadian Institute of Mining, Metallurgy and Petroleum definitions for the terms “measured resources”, “indicated resources” and “inferred resources”. U.S. investors are advised that while the terms “measured resources”, “indicated resources” and “inferred resources” are recognized and required by Canadian regulations, including National Instrument 43-101 (“NI43-101”), the SEC does not recognize these terms. Accordingly, information contained in this MD&A contains descriptions of mineral deposits that may not be comparable to similar information made public by U.S. companies that are not required to comply with NI43-101 and that are subject to the reporting requirements under the U.S. federal securities laws and the rules and regulations thereunder. The SEC permits U.S. companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. U.S. readers are cautioned not to assume that any part or all of the material in these categories will be converted into reserves. It should not be assumed that any part of an inferred mineral resource will ever be upgraded to a higher category.

Technical Information

The technical information contained in this MD&A has been reviewed and approved by Thomas Patton Ph.D., Chairman and Chief Executive Officer of the Company, and a non-independent “qualified person” as defined in NI 43-101.